06050470

SEC... ...MMISSION
Washington, D.C. 20549

RECEIVED NOV 2 9 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heritage Fund Distributors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II — **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700	**Tampa**	**Florida**	**33602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 8 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

FINANCIAL REPORT

SEPTEMBER 30, 2006

These financial statements should be deemed confidential pursuant to subparagraph (e) (3) Rule 17a - 5

SUMMARY OF CONTENTS

HERITAGE FUND DISTRIBUTORS, INC.

November 21, 2006

Gentlemen:

We, the undersigned, officers of Heritage Fund Distributors, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Financial Statements and supplementary schedules.

OATH OR AFFIRMATION

We, Richard J. Rossi and Richard B. Franz II, officers of Heritage Fund Distributors, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Heritage Fund Distributors, Inc., as of September 30, 2006, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Richard J. Rossi

Chairman

Richard B. Franz II

Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Richard J. Rossi and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Richard J. Rossi and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 21st day of November, A.D., 2006.

Karen B. Wachtel

Notary Public
State of Florida at Large

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

My commission expires: 2/21/09

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors and Stockholder
Heritage Fund Distributors, Inc.:

We have audited the accompanying statement of financial condition of Heritage Fund Distributors, Inc. (a wholly owned subsidiary of Heritage Asset Management, Inc.) (the Company) as of September 30, 2006, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 28, 2006
Certified Public Accountants

HERITAGE FUND DISTRIBUTORS, INC.

(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2006

ASSETS

Cash and cash equivalents	$ 1,899,769
Income tax receivable from affiliates	302,765
Property and equipment, less accumulated depreciation of $1,342	8,018
Deferred income taxes, net	11,107
	$ 2,221,659

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits	$ 135,503
Payables to affiliates	91,675
	227,178
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $.01 par value; authorized 100 shares; issued and outstanding 100 shares	1
Additional paid-in capital	2,499,999
Retained deficit	(505,519)
	1,994,481
	$ 2,221,659

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF OPERATIONS
For the Year Ended September 30, 2006

Revenues:	
Interest	$ 117,888
Total revenues	117,888
Expenses:	
Compensation, commissions and benefits	605,724
Communications and information processing	107,784
Occupancy and equipment	4,401
Business development	196,360
Other	28,764
Total expenses	943,033
Loss before income tax benefit	(825,145)
Income tax benefit	(313,872)
Net loss	$ (511,273)

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances at September 30, 2005	$ 1	$ 2,499,999	$ 5,754	$ 2,505,754
Net loss	-	-	(511,273)	(511,273)
Balances at September 30, 2006	$ 1	$ 2,499,999	$ (505,519)	$ 1,994,481

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2006

Cash flows from operating activities:	
Net loss	$ (511,273)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	682
Deferred income taxes, net	(11,107)
Increase in operating assets:	
Income tax receivable from affiliates	(302,765)
Increase in operating liabilities:	
Accrued compensation, commissions and benefits	135,503
Payables to affiliates	91,675
Net cash used in operating activities	(597,285)
Cash flows from investing activities:	
Additions to property and equipment	(8,700)
Net cash used in investing activities	(8,700)
Net decrease in cash and cash equivalents	(605,985)
Cash and cash equivalents at beginning of year	2,505,754
Cash and cash equivalents at end of year	$ 1,899,769

Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

See accompanying Notes to Financial Statements.

HERITAGE FUND DISTRIBUTORS, INC.
(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Heritage Fund Distributors, Inc. (the "Company") a Florida corporation formed May, 2005, is a wholly-owned subsidiary of Heritage Asset Management, Inc. ("HAM" or the "Parent"). HAM is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF"). The Company was capitalized September, 2005 and commenced operations July, 2006. The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD"). The Company serves as principal underwriter for Heritage Mutual Funds by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last day in the month of September. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred. Gains and losses on disposals of property and equipment are reflected in the Statement of Operations in the period realized.

Interest income

Interest income is recorded on the accrual basis.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2006 provision for income taxes was calculated on a separate company basis, and the Company has recorded deferred tax assets and liabilities. Based on a tax sharing agreement, RJF requires payment from the Company for the current portion of the tax provision and credits the Company for deferred tax assets as they become realizable by RJF. At September 30, 2006, the Company had a receivable from RJF for an income tax benefit of $302,765, which is reflected in receivables from affiliates.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 30, 2006, the Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied.

	September 30, 2006
Net capital	$ 1,669,037
Less: required net capital	(250,000)
Excess net capital	$ 1,419,037

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company participates with its Parent and affiliates in certain expense sharing agreements. The Company was charged approximately $139,405 for certain communications, administrative, business development,. incentive compensation, employee benefit and other expenses allocated from various affiliated companies. These charges have been reflected in the related expense line item on the accompanying Statement of Operations.

Payable to affiliates of $91,675 at September 30, 2006 and receivable from affiliates of $302,765 at September 30, 2006 reflect amounts payable and receivable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include deferred long-term incentive compensation, stock bonus, stock options, retention programs and employee investment funds. Qualified and non-qualified plan compensation expense includes approximately $38,045 in aggregate for stock options and contributions to the plans in 2006.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Income tax benefit consists of the following:

	September 30, 2006		
	Current	Deferred	Total
Federal	$ (257,596)	$ (9,523)	$ (267,119)
State	(45,169)	(1,584)	(46,753)
Total	$ (302,765)	$ (11,107)	$ (313,872)

The Company's effective tax rate on pretax loss differs from the statutory federal income tax rate due to the following:

	September 30, 2006	
	Amount	Percent
Federal taxes at statutory rate	$ (288,801)	35.0
State income taxes, net of federal benefit	(30,389)	3.7
Nondeductible meals & entertainment	5,318	(0.7)
Total	$ (313,872)	38.0

Deferred income taxes at September 30, 2006 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized in the table below:

	September 30, 2006
Deferred tax assets:	
Accrued expenses	$ 11,687
Total deferred tax assets	11,687
Deferred tax liabilities:	
Capital expenditures	(580)
Total deferred tax liabilities	(580)
Net deferred tax assets	$ 11,107

The Company has recorded a deferred tax asset at September 30, 2006. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2006. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is not a defendant or co-defendant in any lawsuits and arbitrations at this time.

NOTE 8 – SUBSEQUENT EVENTS:

In October 2006, HAM contributed certain receivables aggregating to $1,235,658 and was treated by the Company as additional paid-in capital.

HERITAGE FUND DISTRIBUTORS, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1
September 30, 2006

Stockholder's equity	$ 1,994,481
Nonallowable assets:	
Receivable from affiliates	313,871
Property and equipment, net	8,018
Total nonallowable assets	321,889
Capital before haircuts on securities positions	1,672,592
Haircuts on securities positions	3,555
Net capital	1,669,037
Minimum net capital:	
The greater of $250,000 or 2% of aggregate debit items arising from client transactions	250,000
Excess net capital	$ 1,419,037

No material differences exist between the above computation and the computation of net capital under rule 15c3-1 filed with the Company's September 30, 2006 FOCUS report. Therefore, no reconciliation of the two computations is deemed necessary.

See accompanying Independent Auditors' Report.

HERITAGE FUND DISTRIBUTORS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
September 30, 2006

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii) of the rule.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Pursuant to Rule 17a-5

The Board of Directors and Stockholder
Heritage Fund Distributors, Inc.:

In planning and performing our audit of the financial statements of Heritage Fund Distributors, Inc. (a wholly owned subsidiary of Heritage Asset Management, Inc.) (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated debits and net capital under rule 17a-3(a)(11); and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for clients or perform custodial functions relating to client securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under auditing standards generally accepted in the United States of America. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 28, 2006
Certified Public Accountants

Statement

of

Financial Condition

September 30, 2006

Heritage
FUND DISTRIBUTORS, INC.

International Headquarters:
The Raymond James Financial Center
880 Carillon Parkway, St. Petersburg, FL 33716
727-567-1000 • www.RaymondJames.com
Committed to your financial future.

A wholly-owned subsidiary of Heritage Asset Management, Inc.

Heritage Fund Distributors, Inc.

(a wholly-owned subsidiary of Heritage Asset Management, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents $	1,899,769
Income tax receivable from affiliates	302,765
Property and equipment, less accumulated depreciation of $1,342	8,018
Deferred income taxes, net	11,107
	$ 2,221,659

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued compensation, commissions and benefits $	135,503
Payables to affiliates	91,675
	227,178
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock - $.01 par value; authorized 100 shares; issued and outstanding 100 shares	1
Additional paid-in capital	2,499,999
Retained deficit	(505,519)
	1,994,481
	$ 2,221,659

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Heritage Fund Distributors, Inc. (the "Company") a Florida corporation formed May, 2005, is a wholly-owned subsidiary of Heritage Asset Management, Inc. ("HAM" or the "Parent"). HAM is a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF"). The Company was capitalized September, 2005 and commenced operations July, 2006. The Company, a broker-dealer registered with the Securities and Exchange Commission, is a member of the National Association of Securities Dealers ("NASD"). The Company serves as principal underwriter for Heritage Mutual Funds by promoting and soliciting orders for the purchase of shares of the Funds.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of the last day in the month of September. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, the more significant of which are summarized below.

Cash and cash equivalents

The Company considers short-term investments with an initial maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment consists primarily of office furniture and equipment and is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to five years.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to operations in the period incurred.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities.

The fiscal 2006 provision for income taxes was calculated on a separate company basis, and the Company has recorded deferred tax assets and liabilities. Based on a tax sharing agreement, RJF requires payment from the Company for the current portion of the tax provision and credits the Company for deferred tax assets as they become realizable by RJF. At September 30, 2006, the Company had a receivable from RJF for an income tax benefit of $302,765, which is reflected in receivables from affiliates.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount, no less than the minimum of the range of probable loss.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from client transactions. At September 30, 2006 the Company's net capital was $1,669,037. The Company had no aggregate debit items and therefore the minimum net capital of $250,000 is applied, resulting in excess net capital of $1,419,037.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company participates with its Parent and affiliates in certain expense sharing agreements. Payable to affiliates of $91,675 at September 30, 2006 and receivable from affiliates of $302,765 at September 30, 2006 reflect amounts payable and receivable for these related party transactions.

NOTE 5 - BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on cost per employee. The qualified plans include 401(k), incentive stock option, employee stock purchase, profit sharing and employee stock ownership plans. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation deferred by each participant annually. As approved by the RJF Board of Directors, the incentive stock option plan grants options on RJF stock to key management employees. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. The profit sharing and employee stock ownership plans provide certain death or retirement benefits for employees who meet certain service requirements. Such benefits become fully vested after seven years of qualified service. Non-qualified plans, available only to select employees, include deferred long-term incentive compensation, stock bonus, stock options, retention programs and employee investment funds.

NOTE 6 - FEDERAL AND STATE INCOME TAXES:

Deferred income taxes as of September 30, 2006 reflect the impact of temporary differences between amounts of assets and liabilities for financial statement purposes and such amounts as measured by tax laws. The temporary differences give rise to deferred tax assets and liabilities, which are summarized below:

Deferred tax assets:	
Accrued expenses	$ 11,687
Total deferred tax assets	11,687
Deferred tax liabilities:	
Capital expenditures	(580)
Total deferred tax liabilities	(580)
Net deferred tax assets	$ 11,107

The Company has recorded a deferred tax asset at September 30, 2006. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2006. Management believes that a valuation allowance is not necessary because it is more likely than not the deferred tax asset is realizable.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

The Company is not a defendant or co-defendant in any lawsuits and arbitrations at this time.

NOTE 8 - SUBSEQUENT EVENTS:

In October 2006, HAM contributed certain receivables aggregating to $1,235,658 and was treated by the Company as additional paid-in capital.

KPMG

Independent Auditors' Report

The Board of Directors and Stockholder
Raymond James Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Heritage Fund Distributors, Inc. (a wholly owned subsidiary of Heritage Asset Management, Inc.) (the Company) as of September 30, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at September 30, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 28, 2006
Certified Public Accountants